Exhibit 5.2

[LETTERHEAD OF THE GOODYEAR TIRE & RUBBER COMPANY]

May 18, 2020

The Goodyear Tire & Rubber Company

200 Innovation Way

Akron, Ohio 44316-0001

Ladies and Gentlemen:

I am the Senior Vice President and General Counsel of The Goodyear Tire & Rubber Company, an Ohio corporation (the “Company”), and am rendering this opinion in connection with the prospectus, dated May 13, 2020 (the “Base Prospectus”), as supplemented by the prospectus supplement, dated May 13, 2020 (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”), relating to the registration statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), on May 13, 2020 (the “Registration Statement”) and the offer and sale of: (i) $600,000,000 in aggregate principal amount of the Company’s 9.500% Senior Notes due 2025 (the “Notes”) and (ii) guarantees of the Notes (the “Guarantees”) by certain subsidiaries of the Company listed on Schedule A hereto (collectively, the “Guarantors”), in each case to be issued pursuant to the Indenture, dated as of August 13, 2010 (the “Base Indenture”), among the Company, the Guarantors party thereto and Wells Fargo Bank, N.A., as trustee (the “Trustee”), as supplemented by the Seventh Supplemental Indenture, dated as of May 18, 2020 (the “Supplemental Indenture”), among the Company, the Guarantors and the Trustee (the Base Indenture, as supplemented by the Supplemental Indenture, the “Indenture”).

I, or members of my staff, have reviewed such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of this opinion. I have assumed that all signatures are genuine, that all documents submitted to me as originals are authentic and that all copies of documents submitted to me conform to the originals.

I have relied as to certain matters on information obtained from public officials, officers of the Company and the Guarantors, and other sources believed by me to be responsible.

Based upon the foregoing, I am of the opinion that:

(1) The Company is duly organized, validly existing and in good standing under the laws of the State of Ohio and possesses the requisite corporate power, authority and legal right to execute and deliver the Notes and the Indenture and to perform its obligations under each.

(2) The Company has duly authorized, executed and delivered the Notes and the Indenture.

I am a member of the bar of the State of Ohio. I do not express any opinion herein on any laws other than the law of the State of Ohio.

I hereby consent to the filing of this opinion as Exhibit 5.2 to the Company’s Current Report on Form 8-K to be filed on the date hereof. I also hereby consent to the reference to my name under the heading “Legal Matters” in the Base Prospectus and the Prospectus Supplement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

Sincerely yours,

/s/ David E. Phillips, Esq.

SCHEDULE A

Subsidiary Guarantors

Subsidiary Guarantor	State of Incorporation or Formation
Celeron Corporation	Delaware
Divested Companies Holding Company	Delaware
Divested Litchfield Park Properties, Inc.	Arizona
Goodyear Canada Inc.	Ontario, Canada
Goodyear Export Inc.	Delaware
Goodyear Farms, Inc.	Arizona
Goodyear International Corporation	Delaware
Goodyear Western Hemisphere Corporation	Delaware
Raben Tire Co., LLC	Indiana
T&WA, Inc.	Kentucky